

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street, Suite 1200
Chicago, Illinois 60603

> **Re: Oak Street Health, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed March 9, 2023**
> **File No. 001-39427**

Dear Mike Pykosz:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and
 Services

cc: Daniel Wolf, Esq.